Liberty Spinco, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

December 26, 2012

Via EDGAR transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Liberty Spinco, Inc.

Registration Statement on Form 10-12B (File No. 001-35707)

Ladies and Gentlemen:

Liberty Spinco, Inc. (the “Issuer”) hereby requests acceleration of the effectiveness of the referenced Registration Statement on Form 10-12B (the “Filing”) of the Issuer to 5:00 p.m. (New York City time) on December 27, 2012, or as soon as practicable thereafter.

In connection with the foregoing request, the Issuer hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•                  the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Liberty Spinco, Inc.

By:	/s/ Pamela L. Coe
Name:	Pamela L. Coe
Title:	Vice President, Secretary